June 8, 2026

Via EDGAR

Ms. Catherine De Lorenzo

Mr. Ruairi James Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Re: Ark7 Properties Advance LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 9

Filed May 26, 2026

File No. 024-12443

Dear Ms. Lorenzo and Mr. Regan:

On behalf of Ark7 Properties Advance LLC (the "Company"), we hereby respond to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated June 5, 2026 regarding the above referenced Post Qualification Amendment No. 9 to the Company's Offering Statement on Form 1-A.

For the convenience of the Staff, the comment is repeated below in bold, followed by the Company's response.

Comment 1

It appears that your latest Series #UZMTK offering closed on February 19, 2026 and that you are now seeking to add additional securities to this offering statement. Given your offering appears to have terminated on February 19, 2026, please provide us with your analysis regarding whether your inclusion of an additional series at this stage should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A and not an impermissible delayed offering.

Response

The Company respectfully notes that the Series #UZMTK offering did not close or terminate on February 19, 2026.

While February 19, 2026 was the date of the last completed sale of Series #UZMTK interests prior to the filing of Post Qualification Amendment No. 9, the offering itself remained open after that date. Due to previously failed subscription transactions, interests in Series #UZMTK continued to be available for purchase by investors. As of May 26, 2026, the date on which the Company filed Post Qualification Amendment No. 9, 16 Series #UZMTK interests remained unsold and available for purchase. Accordingly, the Series #UZMTK offering had not been fully subscribed and remained active at the time of the filing.

The Company did not terminate the Series #UZMTK offering, declare the offering closed, or otherwise cease offering the remaining interests. Rather, the offering continued to be available to investors following February 19, 2026, and investors continued to purchase Series #UZMTK interests after that date. As of the date of this response letter, only 5 Series #UZMTK interests remain unsold and available for purchase.

Accordingly, the Company respectfully submits that the Series #UZMTK offering had not terminated as of May 26, 2026, when Post Qualification Amendment No. 9 was filed. Because interests remained available for purchase and the offering continued to be active, there was no interruption in the Company's ongoing offering program.

In addition, the Company's Regulation A offering is structured as a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. As disclosed in the Offering Circular, the Company offers interests in separate series associated with individual real estate assets and may add additional series from time to time as properties are acquired. Because the Series #UZMTK offering remained active when Post Qualification Amendment No. 9 was filed, the inclusion of the additional series was made as part of the Company's ongoing continuous offering program.

For the foregoing reasons, the Company respectfully submits that the inclusion of the additional series in Post Qualification Amendment No. 9 is consistent with the Company's continuous offering program and does not constitute an impermissible delayed offering.

Should you have any questions regarding the foregoing, please contact the undersigned at your convenience.

Sincerely,

/s/ Lynn Yang

Lynn Yang, Esq.

Counsel to Ark7 Properties Advance LLC